NO ACT

PE 12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



January 18, 2011

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-18-11

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

Re: AT&T Inc.
Incoming letter dated December 17, 2010

Dear Mr. Wilson:

This is in response to your letters dated December 17, 2010 and January 7, 2011 concerning the shareholder proposal submitted to AT&T by Ray T. Chevedden. We also have received letters on the proponent's behalf dated December 21, 2010 and January 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 17, 2010

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We are unable to concur in your view that AT&T may exclude portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that AT&T may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AT&T Inc. (T)
Shareholder Action by Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the December 17, 2010 request to block parts of this rule 14a-8 proposal.

The company fails to provide enough information to support its position.

First there is no explanation of the duties of the so-called Lead Director at the company. Thus a so-called Lead Direct at the company may not meet the minimum requirements of corporate governance research firms. For example The Corporate Library reports that the company does not have a Lead Director according to the attachment. And the proposal merely states that it was reported that the company did not have a Lead Director – not that this was universally reported.

Second, the attachment shows that Ms. Upton is 33% of the Executive Pay Committee. The company does not discuss whether this committee could have had 3 or 4 members at various times during 2010. And the proposal does not claim that the 33% text applies to every single day in 2010.

This is to request that the Securities and Exchange Commission allow the current resolution text to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Paul M. Wilson <paul.wilson@att.com>

GOVERNANCE PRACTICES HIGHLIGHTS

Does the board have an outside majority?	Yes
Is the CEO the only executive member of the board?	Yes
Is the board elected in staggered classes?	No
Does the company have multiple classes of stock with disparate voting rights?	No
How many directors are on this board?	13
Can shareholders cumulate their votes when electing directors?	No
What percent of directors sit on more than 4 rated company boards?	0%
How many directorships does the CEO hold, including this one?	2
Is the Chairman an independent, outside director?	No
Has the company named an individual as Lead Director?	No
Is a formal governance policy available on the company's website?	Yes
What percent of directors failed basic attendance standards?	0%
What percent of directors received 10% or more withhold votes?	0%
What is the company's director election requirement?	Majority
Is one non-executive meeting held for every regular board meeting?	
What % of directors with over 2 years tenure beneficially own shares?	100%
Does the company have formal director equity holding requirements?	Yes
Is the Nominating Committee independent (no inside members)?	Yes
Is the Compensation Committee independent (no inside members)?	Yes
Is the Audit Committee independent (no inside members)?	Yes
Has an Audit Committee member been designated 'financial expert'?	Yes
What percent of the total fees paid to the auditor were audit-related?	79%
Can shareholders fill board vacancies?	Yes
Are there any supermajority vote requirements to amend the charter?	No
Are there any supermajority vote requirements to amend the bylaws?	No
What voting percent is required to approve a merger?	51%
What voting percent is required to act by written consent?	67%
What voting percent is required to call a special meeting?	15%
Is the special meeting rule more or less restrictive than state law?	Less Restrictive
Is the written consent rule more or less restrictive than state law?	More Restrictive
Is the company subject to a non-shareholder constituency provision?	No
Does the company have an active poison pill?	No
Is the company subject to a control share acquisition provision?	No
Is the company subject to a fair price provision?	No
Is the company subject to a business combination provision?	No
Is the current option granting run rate less than 2%?	
What was the CEO's last reported base salary?	$1,450,000
What was the CEO's last reported total cash incentive?	$5,850,000
What was the CEO's last reported all other compensation?	$864,632
What percentage of the CEO's total pay is incentive based?	53%
What is the company's current Sarbanes-Oxley Section 404	Compliance

CURRENT COMMITTEE ASSIGNMENTS

Audit Committee (met 13 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Jaime Chico Pardo	60	2	X	Outside
James P. Kelly	66	4	X	Outside
Jon C. Madonna	67	5	C	Outside

Corporate Development Committee (met 3 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
James H. Blanchard	68	4	C	Outside
Jaime Chico Pardo	60	2	X	Outside
Jon C. Madonna	67	5	X	Outside
Laura D'Andrea Tyson Ph.D.	62	11	X	Outside

Corporate Governance & Nominating Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
James P. Kelly	66	4	X	Outside
Lynn M. Martin	70	11	X	Outside
John B. McCoy	66	11	X	Outside
Joyce M. Roche	63	12	X	Outside

Executive Committee (met 0 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Gilbert F. Amelio Ph.D.	67	9	X	Outside
Reuben V. Anderson	67	4	X	Outside
James H. Blanchard	68	4	X	Outside
Jon C. Madonna	67	5	X	Outside
John B. McCoy	66	11	X	Outside
Randall L. Stephenson	50	5	C	Inside



Exec. Pay?

Human Resources Committee (met 6 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Gilbert F. Amelio Ph.D.	67	9	C	Outside
James H. Blanchard	68	4	X	Outside
Patricia P. Upton	71	17	X	Outside

Pension & Finance Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Reuben V. Anderson	67	4	X	Outside
Lynn M. Martin	70	11	X	Outside
John B. McCoy	66	11	C	Outside
Laura D'Andrea Tyson Ph.D.	62	11	X	Outside

Public Policy & Environmental Affairs Committee (met 3 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Gilbert F. Amelio Ph.D.	67	9	X	Outside
Reuben V. Anderson	67	4	C	Outside
Joyce M. Roche	63	12	X	Outside
Patricia P. Upton	71	17	X	Outside

= Flagged Director 1x, = Flagged Director 2x, = Is a CEO, = Designated Financial Expert, COB=Chairman, LD=Lead Director

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus, LD=Lead Director, COB=Chairman

[T: Rule 14a-8 Proposal, November 11, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

James Kelly and Reuben Anderson were marked as "Flagged (Problem) Directors" due to their directorships preceding the bankruptcy of Dana Corporation and Mississippi Chemical Corporation respectively. Nonetheless Mr. Kelly was invited to serve on our Audit and Nominating Committees. Patricia Upton had 17-years long tenure (Independence concern) and yet was 33% of our Executive Pay Committee.

We did not have an independent board chairman and not even a Lead Director.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Shareholder Action by Written Consent – Yes on 3.*



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 7, 2011

VIA OVERNIGHT MAIL NEXT DAY DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of Ray Chevedden, as Trustee of the Ray and Veronica Chevedden Family Trust

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden to the Office of Chief Counsel, dated December 21, 2010, concerning a shareholder proposal (the "Proposal") submitted by John Chevedden on behalf of Ray Chevedden, as Trustee of the Ray and Veronica Chevedden Family Trust for inclusion in AT&T's 2011 proxy materials. For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal, dated December 17, 2010 (the "Original Letter").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to Mr. Chevedden.

With respect to the statement in Mr. Chevedden's letter regarding AT&T's lead director, Mr. Chevedden indicates that he obtained his information from a third party. This does not change the fact that this statement is false, as demonstrated in the Original Letter. Moreover, Mr. Chevedden does not dispute that the appointment of a lead director is a material element of AT&T's corporate governance structure. Therefore, AT&T continues to believe that this statement is materially false and misleading.

With respect to the statement regarding the composition of AT&T's Human Resources Committee, as discussed in the Original Letter, with the possible exception of a few hours on April 30 (the period of time between Mr. Aldinger's retirement and Mr. McCoy's appointment to the committee), there was no time during 2010 when the committee had fewer than four members. The fact that Mr. Chevedden relied on information from a third party does not change the fact that this statement is false.

For these reasons and the reasons in the Original Letter, AT&T continues to believe that the statements in question may be excluded pursuant to Rule 14a-8(i)(3) as materially false and misleading.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: John Chevedden (Via Overnight Mail)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AT&T Inc. (T)
Shareholder Action by Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This responds further to the December 17, 2010 request (supplemented) to block only parts of this rule 14a-8 proposal.

The company fails to provide enough information to support its position.

Given a second opportunity the company provides no explanation of the duties of the so-called Lead Director at the company. Thus a so-called Lead Director at the company may not meet the minimum requirements of corporate governance research firms. For example The Corporate Library reports that the company does not have a Lead Director according to the earlier attachment. And the proposal merely states that it was reported that the company did not have a Lead Director – not that this was universally reported.

The company provides no evidence for its statement that the Executive Pay (Human Resources) Committee had between three and four board members in 2010.

This is to request that the Securities and Exchange Commission allow the current resolution text to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Paul Wilson <paul.wilson.7@att.com>



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 17, 2010

VIA Overnight Mail Next Day Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of Ray Chevedden, as Trustee of the Ray and Veronica Chevedden Family Trust

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 11, 2010, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden on behalf of Ray Chevedden, as Trustee of the Ray and Veronica Chevedden Family Trust (the "Proponent") for inclusion in AT&T's 2011 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit certain statements in the Proposal from its 2011 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to Mr. Chevedden on behalf of the Proponent as notice of AT&T's intention to omit certain statements in the Proposal from its 2011 proxy materials.

The Proposal relates to shareholder action by written consent. AT&T believes it may omit certain statements in the Proposal from its 2011 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including

Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See *Sara Lee Corporation* (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The Proposal's supporting statement includes the following:

> The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:
>
> James Kelly and Reuben Anderson were marked as "Flagged (Problem) Directors" due to their directorships preceding the bankruptcy of Dana Corporation and Mississippi Chemical Corporation respectively. Nonetheless Mr. Kelly was invited to serve on our Audit and Nominating Committees. Patricia Upton had 17-years long tenure (Independence concern) and yet was 33% of our Executive Pay Committee.
>
> We did not have an independent board chairman and not even a Lead Director.

The words "and not even a Lead Director" are false. An independent director has served as lead director for AT&T since the position was established in 2004.[1] The current lead director is Jon Madonna, who has served in this capacity since February 1, 2010. Prior to Mr. Madonna, Gilbert Amelio served as lead director, from February 1, 2008 to January 31, 2010. AT&T's 2010 proxy statement identifies Mr. Madonna as lead director and describes his role and responsibilities.

The Proposal relates to corporate governance. AT&T believes that the appointment of a lead director is a material element of its corporate governance structure.[2] Because the Proposal's supporting statement encourages shareholders to consider the merits of the Proposal in the context of AT&T's corporate governance status and then sets forth a false statement about a material element of AT&T's corporate governance status, we believe that the statement in question may be omitted pursuant to Rule 14a-8(i)(3) as materially false and misleading.

The words "and yet was 33% of our Executive Pay Committee" are also false. During 2010, Patricia Upton has been one of at least four members of AT&T's Human Resources Committee.[3] Therefore, AT&T believes that this statement may also be omitted pursuant to Rule 14a-8(i)(3) as materially false and misleading.

---

[1] The requirement that AT&T have a lead director is set forth in Section 12 of the Company's Corporate Governance Guidelines, which are available on the Company's web site at www.att.com.
[2] The Commission's recently adopted proxy disclosure enhancements require companies where one person serves as both principal executive officer and chairman of the board to disclose whether they have a lead independent director. See Regulation S-K, Item 407(h).
[3] As disclosed in AT&T's 2010 proxy statement, the members of the Human Resources Committee were Gilbert Amelio, William Aldinger, James Blanchard and Patricia Upton. Mr. Aldinger retired on April 30, 2010 and John McCoy was appointed to replace him as a member of the Committee on the same day.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden (Via Overnight Mail)

EXHIBIT A

Rav T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Ray T. Chevedden — 10/31/10
Ray T. Chevedden — Date
Rule 14a-8 Proponent since 1997
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273

[T: Rule 14a-8 Proposal, November 11, 2010]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

James Kelly and Reuben Anderson were marked as "Flagged (Problem) Directors" due to their directorships preceding the bankruptcy of Dana Corporation and Mississippi Chemical Corporation respectively. Nonetheless Mr. Kelly was invited to serve on our Audit and Nominating Committees. Patricia Upton had 17-years long tenure (Independence concern) and yet was 33% of our Executive Pay Committee.

We did not have an independent board chairman and not even a Lead Director.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Shareholder Action by Written Consent – Yes on 3.*

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

November 11, 2010

Ray T. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America Corp. (BAC) and AT&T Inc. (T).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500.000 shares of Bank of America Corp. (CUSIP: 060505104) and no less than 200.000 shares of AT&T Inc. (CUSIP: 00206R102) since July 1, 2009. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call: press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W665362-09NOV10